EXHIBIT 99.4

                        COMMUNITY INDEPENDENT BANK, INC.
                              201 North Main Street
                               Bernville, PA 19506


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


         To the Shareholders of Community Independent Bank, Inc.:

         Community Independent Bank, Inc. will hold a special meeting of shareholders at Haag's Hotel, Shartlesville, Pennsylvania on Thursday, November 30, 2000, at 1:30 p.m., local time, to vote on:

         1. The merger agreement dated as of July 23, 2000 between Community Independent Bank, Inc. and National Penn Bancshares, Inc. The merger agreement provides for the merger of Community Independent Bank, Inc. into National Penn Bancshares, Inc.

         2. Such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting.

         Shareholders of record at the close of business on October 15, 2000 are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

         Shareholders are invited to attend the special meeting in person. However, in order to ensure that your shares will be voted, please complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope, whether or not you plan to attend the special meeting. You may revoke your proxy at any time prior to the voting by notice to the Secretary of Community Independent Bank, Inc. or by delivery of a later-dated proxy. If you attend the meeting in person, you may withdraw your proxy and vote personally on all matters brought before the meeting.

                                            By Order of the Board of Directors


                                            /s/ Linda L. Strohmenger
                                            Linda L. Strohmenger
                                            Secretary

Bernville, Pennsylvania
October 18, 2000